[LETTERHEAD OF LUSE LEHMAN GORMAN POMERENK & SCHICK]



                                                             (202) 274-2004



April 30, 2002

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

            Re:      Partners Trust Financial Group, Inc.
                     Withdrawal of Registration Statement
                     on Form S-8 (Commision File No. 333-86160)

Ladies and Gentlemen:

     Pursuant to Form RW and Rule 457 of the Securities Act Rules, and on behalf of Partners Trust Financial Group, Inc. (the "Company"), we are withdrawing the Company's previous Registration Statement on Form S-8, filed with the Securities and Exchange Commission on April 12, 2002 (No. 333-86160). The withdrawal of the above referenced registration statement is consistent with the public interest and the protection of investors inasmuch as the Company has filed on this date a Registration Statement on Form S-8 with the Securities and Exchange Comission which registers the securites as to which the Form S-8 filed on April 12, 2002 relates. The most recent Form S-8 also registers the underlying common stock which may be purchased under teh SBU Bank Incentive Savings Plan.

     If you have any questions or comments,  please  contact the  undersigned at
(202) 274-2008 or Andrew M. Horn at (202) 274-2004.

                                                       Very truly yours,

                                                        /s/ Alan Schick
                                                        -------------------
                                                            Alan Schick

Enclosures
cc:      Steven A. Covert, Senior Vice President
            and Chief Financial Officer
         Andrew M. Horn, Esq.




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